                                                                       EXHIBIT 1



RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

*******************



RANDGOLD RESOURCES LIMITED

INTERIM REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2003

*    Net profit of US$16.6 million for the quarter

* Half year net profit up by US$25 million to US$33.6 million year on year * Cash and cash equivalents of US$100 million

* 94 580 ounces attributable quarterly production at cash operating cost of US$70/oz and total cash cost of US$93/oz

*    Initial drilling on RRL Morila properties intercepts gold mineralisation

*    Optimisation and permitting of the Loulo project advances

* Encouraging trench results at Baboto and significant intersections from deeper drilling at Loulo Project

* Expanded holdings in Tanzania and agreement on collaborative venture with Government

*    Company added to FTSE UK Monitored List


Randgold Resources Limited has 28.7 million shares in issue as at 30 June 2003


CONSOLIDATED INCOME STATEMENT


                         Unaudited     Unaudited     Unaudited
                           quarter       quarter       quarter
                             ended         ended         ended
                           30 June        31 Mar       30 June
US$000                        2003          2003          2002

Gold sales revenue          30,679        31,586        19,344
Cost of sales
Production costs             5,243         6,521         6,727
Transport and
  refinery costs               113           115            94
Transfer to deferred
  stripping costs              929          (373)       (1,126)
Cash operating
  costs *                    6,285         6,263         5,695
Royalties                    2,138         2,207         1,271
Total cash costs *           8,423         8,470         6,966
Profit from mining
  activity *                22,256        23,116        12,378
Depreciation
  and amortisation           2,224         2,313         1,854
Exploration and
  corporate
  expenditure                4,554         2,810         3,726
Profit from
  operations *              15,478        17,993         6,798
Interest received              445            71            40
Interest expense              (476)         (542)       (1,105)
(Loss) on financial
  instruments                  (52)         (276)          (55)
Other income and
  (expenses)                   960          (219)         (417)
Profit on ordinary
  activities before
  taxes and minority
  interests                 16,355        17,027         5,261
Income tax                       -             -             -
Minority shareholders'
  interest                     195            79            54
Net profit                  16,550        17,106         5,315
Basic earnings per
  share (US$)                 0.59          0.61          0.23
Fully diluted earnings
  per share (US$)             0.58          0.61          0.22
Average shares
  in issue (000)            28,074        27,821        23,386

* Refer to pro forma information provided below

                                       Unaudited       Unaudited
                                        6 months        6 months
                                           ended           ended
                                         30 June         30 June
US$000                                      2003            2002

Gold sales revenue                        62,265          36,767
Cost of sales
Production costs                          11,764          12,985
Transport and refinery costs                 228             202
Transfer to deferred stripping
Costs                                        556          (2,487)
Cash operating costs *                    12,548          10,700
Royalties                                  4,345           2,481
Total cash costs *                        16,893          13,181
Profit from mining activity *             45,372          23,586
Depreciation and amortisation              4,537           3,802
Exploration and corporate
  expenditure                              7,364           5,827
Profit from operations *                  33,471          13,957
Interest received                            516              75
Interest expense                          (1,018)         (2,073)
(Loss) on financial instruments             (328)         (1,186)
Other income and (expenses)                  741          (2,024)
Profit on ordinary activities
  before  taxes and minority
  interests                               33,382           8,749
Income tax                                     -               -
Minority shareholders' interest              274              75
Net profit                                33,656           8,824
Basic earnings per share (US$)              1.20            0.38
Fully diluted earnings per share
  (US$)                                     1.19            0.37
Average shares in issue (000)             28,074          23,386

* Refer to pro forma information provided below


CONSOLIDATED BALANCE SHEET


                                Unaudited     Unaudited     Audited
                                       at            at          at
                                  30 June       30 June      31 Dec
US$000                               2003          2002        2002
Assets
Cash and equivalents               95,489         6,497      59,631
Restricted cash **                  4,546         4,499       4,526
Receivables                        10,288        16,754      14,262
Inventories                        13,968        10,745      11,601
Total current assets              124,291        38,495      90,020
Property, plant and
  equipment cost                  170,980       165,680     168,540
Accumulated depreciation          (96,641)      (87,167)    (92,104)
Net property, plant
  and equipment                    74,339        78,513      76,436
Other long-term assets              6,846         4,846       7,402
Total assets                      205,476       121,854     173,858
Bank overdraft                      1,339         2,046       1,170
Accounts payable and
  accrued liabilities              15,631        19,303      20,564
Total current liabilities          16,970        21,349      21,734
Provision for environmental
  rehabilitation                    5,115         4,484       4,972
Liabilities on
  financial instruments             5,613         8,384       7,530
Long-term loans                    15,037        51,211      19,307
Loans from outside
  shareholders
  in subsidiaries                   1,036         1,468       1,330
Total long-term
  liabilities                      26,801        65,547      33,139
Total liabilities                  43,771        86,896      54,873
Shareholders' equity              161,705        34,958     118,985
Total liabilities and
  shareholders' equity            205,476       121,854     173,858

** Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.

CONSOLIDATED CASH FLOW STATEMENT


                                         Unaudited     Unaudited
                                          6 months      6 months
                                             ended         ended
                                           30 June       30 June
US$000                                        2003          2002

Net cash generated from operations          34,886         7,424
Net cash utilised in investing
  activities                                (1,544)       (2,585)
Net cash generated by financing
  activities
   Ordinary shares issued                    6,763           365
   (Decrease) in long-term
      borrowings                            (4,416)       (5,728)
   Increase in bank overdraft                  169           338
Net increase in cash and cash
  equivalents                               35,858         (186)
Cash and cash equivalents at
  beginning of period                       59,631         6,683
Cash and cash equivalents at
  end of period                             95,489         6,497


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY


                                           Number                                                 Accum-
                                               of        Share         Share          Other       ulated         Total
                                         ordinary      capital       premium       reserves       losses        equity
                                           shares       US$000        US$000        US$000        US$000        US$000
Balance - 31 Dec 2001                  22,461,630        2,246       161,830        (1,745)     (131,834)       30,497
Mar 2002 net profit                             -            -             -             -         3,509         3,509
Movement on cash flow hedges                    -            -             -        (3,893)            -        (3,893)
Share options exercised                   136,194           12           353             -             -           365
Jun 2002 net profit                             -            -             -             -         5,315         5,315
Movement on cash flow hedges                    -            -             -          (835)            -          (835)
Share options exercised                         -            -             -             -             -             -
Balance - 30 Jun 2002                  22,597,824        2,258       162,183        (6,473)     (123,010)       34,958
Balance - 31 Dec 2002                  27,663,740        2,766       190,618        (8,293)      (66,106)      118,985
Mar 2003 net profit                             -            -             -             -        17,106        17,106
Movement on cash flow hedges                    -            -             -         2,059             -         2,059
Share options exercised                   471,926           47         1,665             -             -         1,712
June 2003 net profit                            -            -             -             -        16,550        16,550
Movement on cash flow hedges                    -            -             -           242             -           242
Share options exercised                   574,362           57         4,994             -             -         5,051
Balance - 30 Jun 2003                  28,710,028        2,870       197,277        (5,992)      (32,450)      161,705


PRO FORMA INFORMATION

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Standard, by gold ounces produced for all periods presented.

Total cash costs as defined in the Gold Institute Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.


RECONCILIATION TO US GAAP

The interim condensed financial statements presented above have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

                                         6 months       6 months
Reconciliation of net income              30 June        30 June
(US$000)                                     2003           2002

Net income under IFRS                      33,656          8,824
Share option compensation
  adjustment                               (1,717)        (1,309)
Provision for rehabilitation                    -            (40)
Net income under US GAAP
  before cumulative effect of
  change in accounting
  principle                                31,939          7,475
Cumulative effect of change
  in accounting principle                     214              -
Net income under US GAAP                   32,153          7,475
Movement in cash flow hedges
  during the period                         2,301         (4,728)
Comprehensive income/(loss)
  under US GAAP                            34,454          2,747
Basic earnings per share
  under US GAAP (US$)                        1.14           0.32
Fully diluted earnings per
  share under US GAAP (US$)                  1.13           0.31

Reconciliation of shareholders'
  equity (US$000)
Shareholders' equity
  under IFRS                              161,705         34,958
Provision for rehabilitation                    -           (178)
Shareholders' equity
  under US GAAP                           161,705         34,780

Roll forward of shareholders'
equity under US GAAP

Balance as at 1 January 2003              118,771         30,359
Net income under US GAAP                   32,153          7,475
Movement on cash flow hedges                2,301         (4,728)
Share options exercised                     6,763            365
Share option compensation
  adjustment                                1,717          1,309
Shareholders' equity under
  US GAAP at 30 June 2003                 161,705         34,780

ACCOUNTING POLICIES

The interim condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the interim financial statements of the Company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportionate consolidation method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided as the source and nature of the enterprise's risks and returns are not governed by more than one segment due to the closing down of Syama.


FINANCIAL INSTRUMENTS

The remaining financial instruments at 30 June 2003 are held by the Morila company and relate to derivatives taken out as part of the project finance arrangements. Randgold Resources' attributable share is as follows:

* 82 231 ounces sold forward at a fixed price of US$275/oz over the period July 2003 to December 2004; * 29 107 ounces of purchased call options for the same period at prices between US$350/oz and US$360/oz.

At present prices, the percentage of production which is hedged, is approximately 20% for the next 18 months. If the gold price is above US$360/oz, the percentage of hedged production falls to 13%. After 2004, all sales will be fully exposed to the spot gold price. The facility is margin free.

COMMENTS

Net profit for the quarter was US$16.6 million resulting in earnings per share of US$0.59. This was three times higher than the net profit achieved for the corresponding period in 2002 and in line with net profit of US$17.1 million for the previous quarter. Revenues were affected by slightly lower ounces produced resulting from lower metallurgical recoveries during the quarter, but this was offset by higher ore grades. Operating profit margins remained above 70%. Profit from mining activity was US$22.3 million compared with US$12.4 million for the corresponding quarter in 2002 and US$23.1 million in the previous quarter.

Exploration and corporate expenditure increased during the current quarter, mainly as a result of exploration drilling on the Company's permits in the Morila region and Mali West.

Other income and expenses for the quarter include a realised exchange gain of US$0.2 million and an unrealised gain of US$0.6 million resulting from the Group's treasury activities.

For the six months to June, profit from mining activity was US$45.3 million, which was double that of the corresponding period in 2002. This was mainly due to the higher grades at Morila in 2003. Net profit was US$33.6 million compared to US$8.8 million, a threefold increase. This was the result of the higher profit from mining activity in 2003, expenses relating to Syama's care and maintenance in 2002, as well as lower interest charges resulting from lower debt levels in 2003.

The sustained profits for the quarter further strengthened the balance sheet. The main balance sheet movements for the six months ended 30 June 2003 are an increase in cash and shareholders' equity reflecting the attributable earnings from Morila. The decrease in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments.

The decrease in long-term loans reflects the repayment of our attributable portion of the Morila project loan in June 2003. The attributable balance of the Morila project loan as at the end of June 2003 was US$10.8 million. The Company received its sixth distribution from Morila of US$18.8 million at the beginning of May 2003. A further dividend of US$14.0 million was received at the beginning of August 2003.

OPERATIONS - MORILA

Morila mine again produced satisfactory results, in line with forecast. A total of 771 000 tons were processed at a head grade of 10.5g/t for a total of 236 449 ounces produced. Costs were adversely affected by lower mill throughput, partly due to a mill motor failure and higher fuel costs due to international oil prices and continued high transport costs as a result of the situation in Cote d'Ivoire, but still averaged US$70/oz total cash operating cost* and US$93/oz total cash cost*. Limited results from the close-spaced reverse circulation drilling programme in the high-grade axis has returned results generally higher than predicted previously.

The capital expansion programme is progressing and is on track to increase the production level to 350 000 tons per month by year-end.

MORILA RESULTS

                      Quarter    Quarter    Quarter    6 months    6 months
                        ended      ended      ended       ended       ended
                       30 Jun     31 Mar     30 Jun     30 June      30 Jun
US$000                   2003       2003       2002        2003        2002

Mining
Tons mined
  (000)                 5,389      5,957      6,557      11,345     14,635
Ore tons
  mined (000)           1,273      1,223        865       2,496      1,840

Milling
Tons process ed
   (000)                  771        830        788       1,601      1,520
Head grade milled
  (g/t)                 10.50       9.75       6.41       10.11       6.46
Recovery (%)             90.9       93.7       91.4        91.3       91.7
Ounces
  produced            236,449    238,421    150,126     474,870    299,122
Average
  price
  received
  (US$/ounce)             337        338        304         338        298
Cash operating
  costs*
  (US$/ounce)              70         65         87          67         83
Total cash
  costs*
  (US$/ounce)              93         88        108          90        106
Cash profit
  (US$000)             55,640     57,790     30,945     113,430     58,965
Attributable(40%)
Ounces
  produced             94,580     95,368     60,050     189,948    119,649
Cash profit
  (US$000)             22,256     23,116     12,378      45,372     23,586



*  Refer pro forma information provided above

DISCONTINUED OPERATION - SYAMA

Care and maintenance activities continued as normal during the quarter, with the focus on retaining the value of the assets. Following on from the announcement in the previous quarter, Resolute Mining Limited has commenced with a drilling campaign, as part of their 12 month evaluation process.

Syama was successful in recovering US$0.3 million in respect of fuel duties during the quarter, which had previously been provided for as a doubtful debt, enabling the Company to write back the provision, resulting in a net profit for the quarter.


SYAMA INCOME STATEMENT

                   Quarter    Quarter     Quarter     6 months      6 months
                    ended      ended       ended        ended         ended
                   30 Jun     31 Mar      30 Jun       30 Jun        30 Jun
US$000               2003       2003        2002         2003          2002

(Loss) from
  operations            -          -           -            -             -
Interest
  expense               -          -           -            -             -
(Loss) on
  financial
  instruments           -          -         (55)           -        (1,085)
Other income/
  (expenses)           42       (335)       (577)        (293)       (1,329)
Profit/(loss)
  on ordinary
  activities
  before taxes         42       (335)       (632)        (293)       (2,414)
Income tax              -          -           -            -             -
Net profit/
  (loss)               42       (335)       (632)        (293)       (2,414)

PROJECTS AND EVALUATION

Loulo Project

Loulo 0 and Yalea were remodelled, incorporating the latest surface and drill data. As part of progressing various financing options, these models have been submitted together with all relevant data to SRK, who will carry out an independent, external audit and resource modelling exercise, including an optimisation of the surface to underground interface.

Loulo 0 deeps has emerged as the prime candidate to convert significant resources to reserves at Loulo. A further drill campaign has been designed to extend the present resource a further 100m vertical depth after which a pre-feasibility study will be initiated on the underground potential at Loulo 0. Further drilling will commence in the final quarter on three resource satellite bodies with the express intention of converting them to reserve status.

Progress has been made with regard to water permitting and the tripartite Malian
- Senegalese - Mauritanian water permit is being finalised. The government has planned to meet at the ministerial level to discuss infrastructural issues relating to the Loulo project, particularly the upgrading of the Kayes - Keneti road and the provision of power from the Manantali Hydro scheme.

The Loulo team continues to investigate the operational and infrastructural synergies that may exist within western Mali - eastern Senegal region.

Tongon Project

No further work has been possible at Tongon as a result of the ongoing situation in the Cote d'Ivoire. Some progress has been made towards resolving the political and security situation but not sufficient to restart work on site.


EXPLORATION ACTIVITIES

Exploration activities during the quarter included the continuation of drilling programmes in Mali with good results received from depth extensions at the Loulo deposit and the discovery of new mineralisation within the Morila region, securing of six exploration licenses and a joint venture with the government in Tanzania and further target definition and new target generation in Senegal.

At the Loulo project, a sixteen hole Phase 2 drilling program completed on Loulo 0 West delineated an additional satellite resource. A five hole deep diamond drilling programme targeting the adjacent Loulo 0 main orebody, confirmed the geological model and continuity of high grade mineralisation over a 400 metre strike length to vertical depths of 420 metres below surface. The following intercepts were returned using 1g/t cut-off.

LOULO EXPLORATION RESULTS AT 30 JUNE 2003

Hole                 From      To     Width     g/t

LOWDH17             348.2   352.0       3.8     5.6
LOWDH23             435.4   445.4      10.0     7.6
LOWDH20             363.8   369.0       5.2    26.8
LOCP32              394.6   400.0       5.4     3.4
LOCP31              331.0   339.0       8.0     2.8

On the Baboto prospect, 10 kilometres north of the Loulo deposit, trenching has outlined a high grade area and returned encouraging intercepts of 100 metres at 3.2g/t, 72 metres at 4.3g/t, 46 metres at 2.4g/t and 10 metres at 2.6g/t over a 150 metres strike length. Furthermore, trenching west of the Yalea deposit has outlined a footwall zone which averages 3.4g/t over a 15 metre width and strike length of 155 metres. Further drilling is planned for the Loulo 0 underground extensions, Baboto, other satellites and the depth extension to Yalea during the last quarter of this year.

On the Morila mine lease, further diamond drilling was completed at the western margin which returned intercepts of 17 metres at 4.9g/t, 35 metres at 3.0g/t, 7 metres at 4.2g/t, 4 metres at 8.4g/t and 10 metres at 1.5g/t. These results confirm the presence of the Morila style mineralisation however the geological model is still in an early phase of understanding.

The Company has undertaken reconnaissance drilling of three conceptual targets within its tenements in the Morila region. Results received from the first target, Ntiola, which locates 10 kilometres north west of the mine, returned 36 metres @ 1.41g/t including significant intercepts of 6 metres at 2.9g/t and 15 metres at 1.6g/t at a depth of ninety metres and directly below a trench grading 24 metres at 2.3g/t. Mineralisation locates within silicified metasediments hosting disseminated arsenopyrite and pyrrhotite which are similar to those hosting the Morila orebody. The target is still conceptual with only 4 trenches and one borehole testing a broad zone. The identified zone locates on the eastern margin of a large gold in soil anomaly coincident with a series of geophysical anomalies and remain as yet untested.

To the north west of the Morila lease area, work has progressed on the ground covered by the joint venture with OMRD and has identified a large geochemical anomaly which will be the subject of follow-up exploration.

In Senegal, trenching over an 800 metre strike length confirms continuity of mineralisation in a East-West direction on the TA target at widths of 7 to 60 metres grading 1.5 to 6.0g/t. Pitting is currently focussed on improving the surface definition of the target, which will assist in the planning of a reconnaissance drilling programme for next season.

In Tanzania, the Company has now secured six exploration licenses within the Lake Victoria goldfields and field exploration is in progress. The government of Tanzania has agreed to form a collaborative venture with the Company to effect exploration in the Musoma Greenstone Belt.

Field exploration activities have now ceased in West Africa due to the onset of the rainy season. During this period all new data will be processed and targets generated and prioritized for the forthcoming field season.


CORPORATE AND NEW BUSINESS

During the quarter, the Company was added to the FTSE's UK Monitored List following the redenomination of its ordinary shares on the LSE. Inclusion in the UK Monitored List means that the Company will be considered for inclusion in the FTSE 250 Index Series at the next review, to be held in September 2003.

Corporate activity is currently focused on new business, both internally generated and with the aim of participating in the rationalisation taking place in the gold mining industry. To this end, due diligence reviews of exploration and mining opportunities are being progressed.

In order to repay debt and to fund future growth our major shareholder, Randgold & Exploration Company Limited, sold one million shares during the quarter thereby diluting its holding to 43% and creating further liquidity in the Company's trading stock.


R A R KEBBLE       D M BRISTOW         R A WILLIAMS

Chairman           Chief Executive     Financial Director

12 August 2003

REGISTERED OFFICE:
La Motte Chambers, La Motte Street, St Helier, Jersey JEI IBJ, Channel Islands

WEBSITE:
www.randgoldresources.com

REGISTRARS:
Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

TRANSFER AGENTS:
Computershare Services Plc, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

INVESTOR & MEDIA RELATIONS:
For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Fax +27(11) 728-2547, e-mail: randgoldresources@dpapr.com


DISCLAIMER: Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.